

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>MAIL STOP 3010</u>

June 29, 2009

Allen Hartman, Chief Executive Officer
Hartman Short Term Income Properties XX, Inc.
2909 Hillcroft, Suite 420
Houston, TX 77057

> **Re: Hartman Short Term Income Properties XX, Inc.**
> **Amendment No. 4 to Form S-11**
> **File No. 333-154750**
> **Filed June 4, 2009**

Dear Mr. Hartman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Prospectus Cover Page, page i</u>

1.   Please refer to Item 501(b)(8)(iii) of Regulation S-K and revise to provide your escrow arrangements associated with this offering.

<u>Prospectus Summary, page 5</u>

2.   We note your response to comment 3. Please revise to disclose when you were formed. Please see Item 11 to Form S-11.

Policy with Respect to Leverage, page 10

3.   We note your response to comment 7 of our letter dated May 15, 2009 that the 50% debt limitation only applies to secured debt incurred to acquire or hold properties. Your disclosure that your limitation is 50% of total capitalization does not fully reflect your response. Please revise to clarify your 50% debt limitation.

Compensation to Our Advisor and Its Affiliates

Property Management and Leasing Fees – HIR Management, page 17

4.   We note your response to comment 12 and the revised disclosure on page 70 that you will charge a higher percentage for smaller properties and those with lower revenues and a lower percentage for larger properties with higher revenues. Please revise to clarify how you will determine whether a property is small or large, or produces lower or higher revenues, so that investors can understand your fee structure. Provide similar disclosure under "Property Manager" on page 70.

Share Redemption Program, page 19

5.   We note your response to comment 15. In the case of redemptions that are not satisfied in the quarter they are initially requested, please revise to clarify if the redemption price will be based on the time such request is made or when it is finally filled.

Will I be notified of how my investment is doing, page 27

6.   Refer to the discussion of valuations in the first full paragraph on page 28. Please revise to clarify whether you will continue to base share value on the offering price of your common stock until 18 months after the end of the offering covered by this registration statement, or if you will use the offering price valuation until 18 months after the end of this offering and any subsequent primary offering of your stock.

Certain Conflict Resolution Procedures, page 82

7.   We note your response to prior comment 26 and the revised disclosure at the bottom of page 83. Please revise further to clarify how the board will determine fair market value of properties purchased from your affiliates in the absence of an independent appraisal.

Investment Objectives and Criteria, page 85

8.   We note that your name indicates a "short term income" focus. Please revise your disclosure here to discuss the implied focus.

Prior Performance Summary, page 136

9.   Please revise to clarify whether the disclosure describes the sponsor's experience with other programs in the last 10 years. Revise as necessary to limit the disclosure to the sponsor's experience during the last 10 years. Refer to Item 8.A of Industry Guide 5.

Public Programs, page 137

Private Programs, page 138

10.   We note your response to comment 31 and the additional disclosure about the losses experienced during the first several quarters of operations for your sponsor's prior programs. In addition, we note that several of HIREIT's properties currently have occupancy rates lower than 70%. Please tell us why the low occupancy rates are not considered adverse developments or revise to discuss such developments.

11.   We note you have provided the amount raised and investor figures for Houston RE Income Properties XIV, LP but not for any of the other programs disclosed here. Please revise to provide similar disclosure for the other.

Prior Performance Tables

12.   Please refer to Instruction 1 to Appendix II to Industry Guide 5 and revise to provide the requested narrative disclosure.

13.   Please confirm that the private programs described in the prior performance summary, other than Hartman Income Properties XVIII, Ltd., all closed prior to the most recent five years.

14.   Please tell us why you have omitted the tenant-in-common programs from the prior performance tables.

Table I. Experience in Raising and Investing Funds, page A-1

15.   Please revise the table to limit disclosure of Hartman Commercial Properties REIT to 2006 results, consistent with the period that Mr. Hartman was affiliated with this program. We note similar disclosure in the prior performance summary on page 137.

Table II. Compensation to Sponsor, page A-2

16.   We note that for Hartman Commercial Properties REIT, you disclose advisory/acquisition fees of $556,263. Please reconcile that with your disclosure in Table I of zero acquisition fees.

17.   We note that you have aggregated the property and partnership management fees. Please note that Industry Guide 5 requests such disclosure be segregated. Please revise to disclose each of the noted fees individually.

Table III. Annual Operating Results of Prior Real Estate Programs, page II-6

18.   Please explain to us why you have disclosed "income before minority interest" instead of net income on a GAAP basis, as requested by Industry Guide 5.

19.   Please explain to us the calculation that resulted in zero amounts for the "federal income tax results."

Part II

20.   We note your response to comment 40 that the disclosure is provided elsewhere. The requested disclosure is required in Part II to this registration statement pursuant to Item 33 of Form S-11. Please revise your disclosure accordingly.

Undertakings, page II-2

21.   Please revise to provide the undertakings required by Item 512(a)(6), as previously requested.

Table VI, page II-5

22.   Please revise to include information for the Garden Oaks Shopping Center and the Northeast Square Shopping Center or tell us why you believe these acquisitions should not be included in Table VI.

* * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Mark Rakip at (202) 551-3573 or Robert Telewicz, Senior Staff Accountant, at (202) 551-3438. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Michael Schaff, Esq. (via fax)